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                                                                    Exhibit 12-B




                      Ford Motor Company and Subsidiaries

               CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED
                    CHARGES AND PREFERRED STOCK DIVIDENDS

                                 (in millions)

                                              Six
                                             Months                   For the Years Ended December 31
                                        ----------------         -----------------------------------------
                                        1994        1993         1992         1991        1990        1989
                                        ----        ----         ----         ----        ----        ----
Earnings
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles             $ 4,674     $ 4,003      $  (127)     $(2,587)    $ 1,495      $ 6,030
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                               (30)        (98)          26           69         171         (137)
  Adjusted fixed charges a/               3,797       7,648        8,113        9,360       9,690        9,032
                                        -------     -------      -------      -------     -------      -------
    Earnings                            $ 8,441     $11,553      $ 8,012      $ 6,842     $11,356      $14,925
                                        =======     =======      =======      =======     =======      =======
Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                   $ 3,629     $ 7,351      $ 7,987      $ 9,326     $ 9,647      $ 8,624
  Interest portion of rental
   expense c/                               133         266          185          124         105          103
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/         79         115           77           56          83           16
                                        -------     -------      -------      -------     -------      -------
    Fixed charges                         3,841       7,732        8,249        9,506       9,835        8,743

Ford preferred stock dividend
 requirements e/                            255         442          317           26           0            0
                                        -------     -------      -------      -------     -------      -------

  Total combined fixed charges
   and preferred stock dividends        $ 4,096     $ 8,174      $ 8,566      $ 9,532     $ 9,835      $ 8,743
                                        =======     =======      =======      =======     =======      =======

Ratios
- ------
  Ratio of earnings to fixed charges        2.2         1.5          f/           g/          1.2          1.7

  Ratio of earnings to combined fixed
   charges and preferred stock dividends    2.1         1.4          h/           i/          1.2          1.7

- ---------------------
a/ Fixed charges, as shown below, have been adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992. The U.S. statutory rate of 34% was used for 1992.
f/ Earnings were inadequate to cover fixed charges by $237 million.
g/ Earnings were inadequate to cover fixed charges by $2,664 million.
h/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.